Mail Stop 0308
							September 24, 2004


David L. Turney, Chairman, CEO and President
Digital Recorders, Inc
5949 Sherry Lane, Suite 1050,
Dallas, Texas 75225



RE:	Digital Recorders, Inc
	Form 8-K filed September 10, 2004
            File No. 33-82870-A


Dear Mr. Turney :

       We have the following comments with regard to the above referenced filing. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Refer to third paragraph. Revise Item 4.01 to cover the period from the date of the last audited financial statements through September 3, 2004, the date of the dismissal, if true. See Item
304(a)(1)(IV) of Regulation S-K.

2. Refer to last paragraph. Revise Item 4.01 to cover the period from the date of the last audited financial statements through September 3, 2004, the date of the dismissal, if true.

3. In detail, supplementally describe the nature of each reportable event and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

4. In detail, supplementally describe the nature of each material weakness and the amounts involved, as applicable. Also, tell us:
* in what period each material weakness and accounting error or misapplication of GAAP occurred,
* the amount of each accounting error and misapplication of GAAP,
* the reason(s) for each error or misapplication of accounting,
* whether or not you intend to restate any prior period for any adjustments. If not, tell us why not, and David L. Turney, Chairman, CEO and President
Digital Recorders, Inc
September 24, 2004
Page 2
* in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.

5. Supplementally provide McGladrey`s Report to the Audit Committee dated April 13, 2004. In addition, provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit
Committee.


Form 10-K Item 9A and Forms 10-Q Item 4

We monitored your Forms 10-K/10-Q solely related to the matters below.

Refer to the Item 4.01 Form 8-K and the material weaknesses communicated to you by McGladrey & Pullen. Also, refer to the Item 9A disclosures of your Form 10-K (Item 4 in the Forms 10-Q?. We note that the Controls and Procedures were effective for the internal control issues noted by McGladrey & Pullen. The material control weakness disclosed in your Form 8-K appears to indicate you may lack the necessary disclosure controls and procedures, as well as internal controls necessary to provide true and accurate Item 9A and Item 4 disclosures. Tell how the controls and procedures can be effective when you have a material control weakness. Further, you state that the management will continue to evaluate the additional steps and actions needed to improve your financial infrastructure and eliminate the weaknesses identified. Tell us if you have taken any steps to date to remedy the situation. To the extend that you made any changes in your internal controls, please state so to comply with Item 308(c) of Regulation S-K. Please revise accordingly.


 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


David L. Turney, Chairman, CEO and President
Digital Recorders, Inc
September 24, 2004
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the supplemental information requested above within 10 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR. The amendment requested in the first comment above should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by Exhibit 16 should cover the revised disclosures. Any questions regarding the above should be directed to me at (202) 824-5265, or in my absence, to Robert Benton at (202) 942-1811.

							Sincerely,



							O. Nicole Holden
						            Staff Accountant